Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for Rainchief Energy Inc. (the “Company”) on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report), the undersigned, Brad J. Moynes, Chief Executive Officer of the Company, and J. Robert Moynes, Director, Interim Chief Financial Officer do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that to the best of our knowledge:

(1)	The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the Financial condition and results of operations of the Company.
By:	/s/ Brad J. Moynes Brad J. Moynes Chief Executive Officer June 17, 2009 /s/ James R. Moynes J. Robert Moynes Director, Interim CFO June 17, 2009